FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 12, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 12, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filing on February 12, 2018

SEQ_NO: 2

Date of announcement: 2018/02/12

Time of announcement: 15:01:55

Subject: Announce the promoters' meeting resolved to waive the non-competition clauses to newly elected directors of ASE Industrial Holding Co., Ltd.

Date of events:  2018/02/12

To which item it meets: paragraph 51

Statement:

1.	Date of occurrence of the event:2018/02/12

2.	Company name:Advanced Semiconductor Engineering Inc./ASE Industrial Holding Co.,Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios:N/A

5.	Cause of occurrence:

(A)	Article 209 of the Company Act stipulates that directors should brief actions they are going to take within the scope of ASE's business operation for themselves or for others in the shareholders' meetings and obtain permission.

(B)	If, following new-elected directors are engaged in the investment or operation of a business entity with a scope of business similar to that of ASE Industrial Holding Co., Ltd. and acts as a director thereof, this Extraordinary General Meeting resolved to waive the non-competition clauses applicable to the director in order to allow him or her to act as a director or the representative of said business entity, provided that such waiver will not infringe upon the interests of ASE Industrial Holding Co., Ltd. Other positions held by newly elected Directors are presented below:

(1)	Mr.Jason C.S. Chang

Advanced Semiconductor Engineering, Inc.-CEO、Chairman & Director(representative)

J&R Industrial Inc.-Chairman & Director(representative)

ASE Japan Co., Ltd.-Director

ASE Test Inc.-Chairman & Director(representative)

ASE Test Holding, Ltd.-Director

ASE (Korea) Inc.-Director

ISE Labs, Inc.-Director

ASE Holding Ltd.-Director

J&R Holding Ltd.-Director

Innosource Ltd.-Director

ASE (Kunshan) Inc.-Director

ASE Test Limited (Singapore)-Director

ASE (Shanghai) Inc.-Chairman

ASE Investment (Kunshan) Limited-Chairman

ASE Electronics Inc.-Chairman & Director(representative)

ASE Mauritius Inc.-Director

ASE Corporation-Director

Suzhou ASEN Semiconductors Co., Ltd.-Chairman

ASE Labuan Inc.-Director

ASE (China) Ltd.-Director

ASE Singapore Pte. Ltd.-Director

Alto Enterprises Ltd.-Director

Super Zone Holdings Ltd.-Director

Anstock Limited-Director

Anstock II Limited-Director

USI (Shanghai) Co., Ltd.-Director

USI Inc.-Director

Wealthy Joy Co. Ltd.-Director

Beijing Dinggu Dinghao Industrial Co., Ltd.-Director

Shanghai Ding Rong Real Estate Development Co., Ltd.-Director

Chongqing Dinggu Real Estate Development Co., Ltd.-Director

Shanghai Ding Xin Properties Co., Ltd.-Director

Kunshan Ding Yao Real Estate Development Co., Ltd.-Supervisor

Shanghai Ding Jia Real Estate Development Co., Ltd.-Supervisor

Shanghai Ding Tong Real Estate Development Co., Ltd.-Supervisor

Shanghai Hong Xiang Land Investment Co., Ltd.-Supervisor

Shanghai Ming Long Construction and Development Co., Ltd.-Supervisor

Shanghai Ding Yi Real Estate Development Co., Ltd.-Director

True Elite Holdings Limited-Director

Wenzhou Hongde Construction Development Co., Ltd.-Director

Forest Symbol Limited-Director

Excellent Worth Holdings Limited-Director

ASE Enterprises-Director

Ding-Chang Investment Co., Ltd.-Director

Ding-Ku Investment Co., Ltd.-Director

Wan-Chang Investment Co., Ltd.-Director

Wan-Ya Investment Co., Ltd.-Director

Wei-Tung Investment Co., Ltd.-Chairman

Rei-Chang Investment Co., Ltd.-Chairman

Shao-Chang Investment Co., Ltd.-Chairman

Jai-Cing Investment Co., Ltd.-Chairman

Jai-Ying Investment Co., Ltd.-Chairman

Ming-Tung Investment Co., Ltd.-Chairman

Ming-Shiang Investment Co., Ltd.-Chairman

Chi-Chang Investment Co., Ltd.-Chairman

(2)	Mr.Richard H.P. Chang

Advanced Semiconductor Engineering, Inc.-President & Vice Chairman

J&R Industrial Inc.-Director(representative)

Innosource Ltd.-Director

ASE (Shanghai) Inc.-Director

ASE Test Inc.-Director(representative)

Omniquest Industrial Ltd.-Director

ASE Test Limited (Singapore)-Director

ASE (Korea) Inc.-Director

ASE Electronics (Malaysia) Sdn, Bhd.-Director

ASE Holding Ltd.-Director

J&R Holding Ltd.-Director

ASE (Kunshan) Inc.-Chairman

GAPT-Cayman-Director

ASE Assembly & Test (Shanghai) Limited-Director

ASE Japan Co., Ltd.-Director

ASE (HK) Limited-Chairman

ASE (China) Ltd.-Director

Alto Enterprises Ltd.-Director

Super Zone Holdings Ltd.-Director

Anstock Limited-Director

ASE Investment (Kunshan) Limited-Director

RTH Limited-Director

Universal Scientific Industrial (Shanghai) Co., Ltd.-Chairman

Universal Scientific Industrial (Kunshan) Co., Ltd.-Chairman

USI Electronics (Shenzhen) Co., Ltd.-Chairman

Universal Global Industrial Co., Ltd.-Director

Universal Global Scientific Industrial Co., Ltd.-Director(representative)

USI Enterprises Limited-Director

Universal Global Technology (Kunshan) Co., Ltd.-Chairman

Universal Scientific Industrial Co., Ltd.-Director(representative)

USI Inc.-Director

Universal Global Technology (Shanghai) Co., Ltd.-Chairman

Universal Global Electronics (Shanghai) Co., Ltd.-Chairman

Universal Global Technology Co., Limited-Director

Sino Horizon Holdings Limited-Chairman

Wealthy Joy Co. Ltd.-Director

Peak Vision International Limited-Director

Peak Paramount International Limited-Director

Great Sino Development Ltd.-Director

Sino Engine Group Limited-Director

Fairwheel Holdings Limited-Director

Imperial Corporation Limited-Director

Beijing Dinggu Dinghao Industrial Co., Ltd.-Chairman

Shanghai Ding Gu Properties Co., Ltd.-Chairman

Shanghai Ding Jia Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Tong Real Estate Development Co., Ltd.-Chairman

Shanghai Hong Xiang Land Investment Co., Ltd.-Chairman

Shanghai Ming Long Construction and Development Co., Ltd.-Chairman

Shanghai Ding Rong Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Lin Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Xin Properties Co., Ltd.-Chairman

Kunshan Ding Yao Real Estate Development Co., Ltd.-Chairman

Chongqing Dinggu Real Estate Development Co., Ltd.-Chairman

Shanghai Sun Moon Light Department Stores Co., Ltd.-Director

Chongqing Dinggu Property Management Co., Ltd.-Executive Director

Shanghai Ding Yi Real Estate Development Co., Ltd.-Chairman

Wuxi Ding Gu Real Estate Development Co., Ltd.-Executive Director

Wenzhou Hongde Construction Development Co., Ltd.-Director

Chongqing Dinghao Market Management Co., Ltd.-Executive Director

Shanghai Ding Gu Property Management Co., Ltd.-Executive Director

Shanghai He Meng Supermarket Management Co., Ltd.-Executive Director

ASE Enterprises-Director

Wendy Development Co., Ltd.-Director

Jai-Ying Investment Co., Ltd.-Director

Ming-Shiang Investment Co., Ltd.-Director

Ming-Tung Investment Co., Ltd.-Director

Rei-Chang Investment Co., Ltd.-Director

Jai-Cing Investment Co., Ltd.-Director

Wei-Tung Investment Co., Ltd.-Director

Shao-Chang Investment Co., Ltd.-Director

Chi-Chang Investment Co., Ltd.-Director

Ding-Chang Investment Co., Ltd.-Chairman

Wan-Chang Investment Co., Ltd.-Chairman

Wan-Ya Investment Co., Ltd.-Chairman

Ding-Ku Investment Co., Ltd.-Chairman

(3)	Mr.Bough Lin

Siliconware Precision Industrial Co., Ltd.-Chairman

Siliconware USA INC.-Director(representative)

(4)	Mr.C.W. Tsai

Siliconware Precision Industrial Co., Ltd.-Director

Siliconware USA INC.-Director(representative)

Siliconware Technology (Suzhou) Ltd.-Director(representative)

(5)	Mr.Tien Wu

Advanced Semiconductor Engineering, Inc.-COO & Director(representative)

ISE Labs, Inc.-Director

ASE Japan Co., Ltd.-Director

ASE Marketing & Service Japan Co., Ltd.-Director

GAPT-Cayman-Director

ASE Assembly & Test (Shanghai) Limited-Director

Suzhou ASEN Semiconductors Co., Ltd.-Director

ASE Weihai Inc.-Director

Wuxi Tongzhi Microelectronics Co., Ltd.-Director

USI Inc.-Director(representative)

(6)	Mr.Joseph Tung

Advanced Semiconductor Engineering, Inc.-CFO & Director(representative)

J&R Industrial Inc.-Director(representative)

ASE Japan Co., Ltd.-Supervisor

ASE Test Inc.-Director(representative)

ASE Marketing & Service Japan Co., Ltd.-Supervisor

Innosource Ltd.-Director

J&R Holding Ltd.-Director

ASE Holding Ltd.-Director

Omniquest Industrial Ltd.-Director

ASE Test Holding, Ltd.-Director

ASE (Korea) Inc.-Director

ASE Electronics (Malaysia) Sdn. Bhd.-Director

ASE Mauritius Inc.-Director

ASE Electronics Inc.-Director(representative)

ASE Labuan Inc.-Director

ASE Corporation-Director

Alto Enterprises Ltd.-Director

Anstock Limited-Director

USI Inc.-Supervisor

Lu-Chu Development Corporation-Director(representative)

Wuxi Tongzhi Microelectronics Co., Ltd.-Supervisor

ASE Trading (Shanghai) Ltd.-Director

Advanced Microelectronic Products, Inc.-Director(representative)

TLJ Intertech Inc.-Director

Asia Pacifical Emerging Industry Venture Capital Co, Ltd.-Director(representative)

(7)	Mr.Raymond Lo

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of Kaohsiung facility

ASE Test Inc.-Director(representative) & General Manager

(8)	Mr.Jeffrey Chen

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of China Headquarters in Shanghai

ASE Test Inc.-Director(representative)

ASE (Kunshan) Inc.-Director

ASE Test Limited (Singapore)-Director

ASE Test Holdings Ltd.-Director

Omniquest Industrial Ltd.-Director

ISE Labs, Inc.-Director

ASE Assembly & Test (Shanghai) Limited-Supervisor

Shanghai Ding Hui Real Estate Development Co., Ltd.-Chairman

ASE Electronics Inc.-Director(representative)

ASE (HK) Limited-Director

Suzhou ASEN Semiconductors Co., Ltd.-Director

Shanghai Ding Wei Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Yu Real Estate Development Co., Ltd.-Chairman

KunShan Ding Hong Real Estate Development Co., Ltd.-Chairman

Shanghai Ding Qi Property Management Co., Ltd.-Chairman

Shanghai Ding Fan Department Store Co., Ltd.-Chairman

ASE Trading (Shanghai) Ltd.-Director

Shanghai Ding XU Property Management Co., Ltd.-Chairman

Super Zone Holdings Ltd.-Director

USI Inc.-Supervisor

HHI Co., Ltd.-Director

The Mercuries Corporation-Independent Director & Member of Remuneration Committee

Jiangsu Longchen Greentech Co., Ltd.-Director

(9)	Mr.TS Chen

Advanced Semiconductor Engineering, Inc.-Director(representative) & General Manager of Chung-Li branch

ASE Test Inc.-Director(representative)

Lu-Chu Development Corporation-Director(representative)

Suzhou ASEN Semiconductors Co., Ltd.-Supervisor

(10)	Mr.Rutherford Chang

Advanced Semiconductor Engineering, Inc.-Director

ASE (Shanghai) Inc.-Director

ASE (China) Ltd.-Director

ASE Test Inc.-Director(representative)

ASE Assembly & Test (Shanghai) Limited-Director

ASE (Kunshan) Inc.-Supervisor

ASE Weihai Inc.-Director

Shanghai Ding Hui Real Estate Development Co., Ltd.-Director

Shanghai Ding Wei Real Estate Development Co., Ltd.-Director

Shanghai Ding Yu Real Estate Development Co., Ltd.-Director

KunShan Ding Hong Real Estate Development Co., Ltd.-Director

Universal Scientific Industrial (Shanghai) Co., Ltd.-Director

USI Inc.-Director(representative)

Wuxi Tongzhi Microelectronics Co., Ltd.-Director

Beijing Dinggu Dinghao Industrial Co.,Ltd.-Director

(11)	Mr.Freddie Liu

TPK Holding Co., Ltd.-CSO

TLJ Intertech Inc.-Supervisor

TPK Cando Solutions Inc.-Supervisor

TPK Chenqi (Mainland Solutions) Inc.-Supervisor

TPK Touch Systems (Xiamen) Inc.-Supervisor

TPK Lens Solutions Inc.-Supervisor

TPK MasTouch Solutions (Xiamen) Inc.-Supervisor

TPK Advanced Solutions Inc.-Supervisor

Ray-Star Optical Solutions (Xiamen) Inc.-Supervisor

TPK Film Solutions (Xiamen) Inc.-Supervisor

Xiamen Jan Jia Optoelectronics Co., Ltd.-Director

TPK Asia Pacific Sdn. Bhd.-Director

Ray-Star System Solutions Limited-Director

Ray-Star Universal Solutions Limited-Director

TPK Universal Solutions Limited-Director

Optera TPK Holding Pte Ltd.-Director

TPK Touch Solutions (Xiamen) Inc.-Supervisor

TPK Glass Solutions (Xiamen) Inc.-Supervisor

TPK Touch Solutions (Pingtan) Inc.-Supervisor

TPK Touch Solutions Inc.-Director

CKF Development and Construction Company Limited-Director

Edom Technology Co., Ltd.-Independent Director

Richi Inc.-Director

6.	Countermeasures:N/A

7.	Any other matters that need to be specified:N/A